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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Macquarie Capital (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 West 55th Street
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Guaneri (212) 231-6458
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Guaneri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Macquarie Capital (USA) Inc., as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public


AMANDA REED MICHAEL
Notary Public - State of New York
NO. 02MI6268120
Qualified in Kings County
My Commission Expires 8/27/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Macquarie Capital (USA) Inc.

Statement of Financial Condition
March 31, 2016

Macquarie Capital (USA) Inc.
Index
March 31, 2016

Page(s)



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Macquarie Capital (USA) Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Macquarie Capital (USA) Inc. at March 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 27, 2016

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Macquarie Capital (USA) Inc.
Statement of Financial Condition
March 31, 2016

Assets	
Cash	$ 14,586,996
Cash segregated under federal regulations (Note 3)	7,000,000
Receivable from broker-dealers and clearing organizations	16,928,307
Receivable from customers	12,274,768
Securities owned, at fair value	202,482,155
Securities borrowed	338,601,447
Fees receivable, net	31,510,762
Receivable from affiliates	14,707,586
Dividends and interest receivable	9,101,555
Deferred tax asset	17,523,014
Other assets	3,480,015
Total assets	$ 668,196,605
Liabilities and Stockholder's Equity	
Liabilities	
Payable to broker-dealers and clearing organizations	$ 11,544,768
Payable to customers	71,684
Securities loaned	339,257,519
Payable to parent and affiliates	40,266,324
Dividends and interest payable	8,190,229
Accrued expenses and other liabilities	17,308,865
Total liabilities	416,639,389
Commitments and contingencies (Note 13)	
Stockholder's Equity	
Common stock, $0.01 par value; 1,000,000 shares authorized; 156,386 shares issued and outstanding	1,564
Additional paid-in capital	589,027,364
Accumulated deficit	(337,471,712)
Total stockholder's equity	251,557,216
Total liabilities and stockholder's equity	$ 668,196,605

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization

Macquarie Capital (USA) Inc. (the "Company") is a Delaware Corporation wholly owned by Macquarie Holdings (USA) Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Macquarie Group Limited ("MGL"), a public non-operating holding company located in Sydney, Australia.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company acts as a broker of Australian, Asian and U.S. equity and fixed income securities, global depository receipts, and credit products. These transactions are executed primarily with and on behalf of domestic financial institutions, including investment companies and investment advisors as well as MGL's affiliates. The Company self clears on behalf of institutional clients. The Company also has a securities borrowing and lending business focused primarily with and on behalf of an affiliate, Macquarie Bank Limited ("MBL"). It conducts a matched book business as well as borrowing to cover short sales by clients. Additionally, the Company provides arrangement and advisory services on mergers and acquisitions, underwriting transactions, and project finance transactions with MGL and its affiliates as well as independent third parties.

2. Significant Accounting Policies

Basis of Accounting and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash only consists of un-invested cash balances used in the daily operations of the business that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk.

Securities Borrowing and Lending

The Company conducts securities borrowing and lending activities with MBL and external counterparties in order to earn residual interest rate spreads and to cover short sales. Under these transactions, the Company receives or posts collateral in connection with securities loaned or borrowed transactions. These transactions are collateralized by cash or securities. Under substantially all agreements, the Company is permitted to sell or re-pledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. When the Company loans securities and receives non cash collateral, the Company recognizes the securities as Securities received as collateral and a corresponding Obligation to return securities held as collateral when the Company has the right to pledge or transfer the collateral. There was no non-cash collateral outstanding as of March 31, 2016. The initial collateral advanced or received approximates or is greater than, the fair value of the securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate.

Fair Value Measurements
The Company is required to report the fair value of financial instruments, as defined. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Securities owned and securities sold, not yet owned are recorded on a trade date basis.

As of March 31, 2016, the Company did not hold any financial instruments that are classified within Level 3 of the fair value hierarchy.

Fees Receivable
Fees receivable consist of investment banking and advisory service fees as well as underwriting fees. Fees receivable are presented net of an allowance for doubtful accounts of $3,538,887 as of March 31, 2016. Management reviews receivables on a quarterly basis to assess the need for a reserve based on collectability.

Goodwill and Intangible Assets
Goodwill represents the excess cost over the fair value of net assets of businesses acquired. In accordance with ASC 350, Intangibles – Goodwill and Other, Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment, at least annually, or more frequently if events and circumstances indicate that the intangible asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

Intangible assets with estimable useful lives are to be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. Intangible assets resulting from the Tristone Capital Global Inc. ("Tristone") and Fox-Pitt Kelton Cochran Caronia Waller ("FPK") acquisitions are amortized over a period of five years for customer relationships, and a period of eleven years for trade name.

Long-lived assets, such as purchased intangibles subject to amortization, are also reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a

comparison of the carrying amounts of the assets to estimated undiscounted future cash flows expected to be generated by the use of the assets and their eventual disposition. If the carrying amount of the assets exceeds the estimated fair value, an impairment charge is recognized in the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange.

Share Based Compensation
The Company participates in the share-based compensation plan of MGL. Under the MGL share-based compensation plan, the awards are issued by the Parent with the costs pushed down to the Company. The Company measures share-based awards granted to employees at fair value as of the grant date. The cost will be amortized over the vesting period on a straight line basis.

Income Taxes
The Company is included in the consolidated federal and, where applicable, the combined state and local income tax returns filed by the Parent. Where the Parent does not file a consolidated state and local income tax return, the Company will file on a standalone basis. The amount of current taxes payable or refundable is recognized as of the date of the Statement of Financial Condition utilizing currently enacted tax laws and rates.

Deferred income taxes are recorded for the effects of temporary differences between the reported amount in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the Company and its Parent's historical earnings, future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company's deferred tax assets, to the extent they are not offset by the valuation allowance, are presented within other assets on the Statement of Financial Condition.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense (benefit) to be recognized is measured as the largest amount of expense (benefit) that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

New Accounting Pronouncements
In August 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-14, "Revenue from Contracts with Customers" to supersede the majority of current revenue recognition guidance under U.S. GAAP. The core principle of this guidance is that an entity should recognize revenue for the transfer of goods or services to customers in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts including significant judgments. The guidance will be effective for the Company beginning April 1, 2018. The Company is in the process of determining the impact of this guidance on the financial statements.

3. Cash Segregated Under Federal Regulations

Cash has been segregated in a special reserve bank account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3.

4. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at March 31, 2016, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 63,317	$ 11,450,649
Receivable from/payable to clearing organizations	16,864,990	94,119
	$ 16,928,307	$ 11,544,768

5. Receivable From and Payable to Customers

Receivable from and payable to customers includes balances with U.S. clients for transactions that were not settled prior to settlement date. In addition, the Company's affiliates affect transactions in securities with or for U.S. investors through the Company. These affiliates are exempt from the Securities Exchange Act of 1934 (the "Act"). In order for affiliates to maintain their exemption, the Company, among other things, is responsible for receiving, delivering, and safeguarding funds and securities in connection with the transactions on behalf of U.S. investors in compliance with Rule 15c3-3 under the Act. As such, the Company records receivables from and payables to customers for transactions past settlement date that were introduced to these affiliates.

6. Fair Value of Financial Instruments

The following table summarizes financial instruments at fair value, within the fair value hierarchy levels.

	Assets			
	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Money market mutual funds	$ 201,745,027	$ -	$ -	$ 201,745,027
Equity securities	737,128	-	-	737,128
Total	$ 202,482,155	$ -	$ -	$ 202,482,155

The Company also has other financial assets and liabilities that are not recorded at fair value. These instruments are recorded at their contractual amounts which approximate their fair value as they are generally short term in nature and at market rates. They would also be considered Level 2 in the hierarchy as there is no active market price for the instruments.

7. Offsetting Assets and Liabilities

The following table presents information about the offsetting of assets and liabilities on the Statement of Financial Condition as of March 31, 2016.

	Gross Amounts	Amounts Offset in Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Collateral Received	Net Exposure
Assets					
Securities borrowed	$ 338,601,447	-	$ 338,601,447	$ (338,601,447)	$ -
Liabilities					
Securities loaned	339,257,519	-	339,257,519	(339,257,519)	-

8. Goodwill and Intangibles

As a result of the acquisitions of Tristone and FPK, the Company acquired goodwill and other identifiable intangibles. Goodwill is the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date. Goodwill is not amortized, but is subject to evaluation for impairment at least annually. Other intangibles are considered to have finite lives and are amortized over their estimated useful lives and may also be subject to impairment.

A two-step impairment test is performed on goodwill. In the first step, the Company compares the fair value of its reporting unit to the carrying value of the net assets assigned to the reporting unit. The Company determines the fair value of its reporting units by blending the income valuation approach and a market valuation approach.

If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value or the carrying value is equal to or less than zero, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying value of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in a manner that is consistent with the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

An 80% and 20% weighting was used on income and market valuation approaches, respectively, to calculate the fair value of the reporting unit. A discount rate of 12% and a terminal growth rate of 3% were utilized to estimate fair value of the reporting unit. The total of the weighted market and income approach was compared to the goodwill, intangibles and all other net assets for the reporting unit resulting in a significant excess of carrying value over fair value indicating that a full impairment was necessary. As such, goodwill and intangible assets were fully impaired during the year ended March 31, 2016.

9. Deferred Profit Share

The Company's compensation arrangement includes provisions for the retention and deferral of payment of a portion of an employee's bonus above certain amounts. For Non-Executive Directors of the Company, the deferred amount plus interest is paid to the employee in the following second, third, and fourth years, subject to the employee's continued service to the Company.

For Executive Directors of the Company, the deferred amount vests in the following sixth to tenth years, subject to the employee's continued service to the Company. Such deferred amount is invested by MGL in Macquarie Funds and the capital gains of the portfolio are paid as additional compensation each year at the discretion of MGL's Executive Committee.

10. Employee Benefit Plans

The Company participates in the Parent's 401(k) plan. Contributions to the 401(k) plan are matched by the Company, up to specific limits. Beginning January 1, 2012, the Company matches 100% of the first 3% plus 50% of the next 2% of the employee's pre-tax contributions with a maximum contribution of 4% up to the matching limit of $10,600 (based on the maximum IRS compensation limit of $265,000). A vesting schedule applies to all matched contributions based on the number of years of service with the Company. Substantially all employees are eligible to participate in the plan.

11. Employee Share Based Compensation

Macquarie Group Employee Retained Equity Plan
The Macquarie Group Employee Retained Equity Plan ("MEREP") is a flexible plan structure that offers different types of equity grants. Participation in the MEREP is currently provided to Associate Directors and above. The plan includes a decrease in the portion of the staff profit share paid in cash, an increase in the portion delivered as equity and an increase in the proportion of deferred remuneration. In most cases the equity grants are in the form of restricted share units ("RSU") comprising a beneficial interest in MGL shares held in trust for the staff member. The participant in the RSU is entitled to receive dividends on the share and direct the trustee how to exercise voting rights in the share. RSUs are the primary form of award under the MEREP. The deferred share unit ("DSU") is a right to receive either a share held in the trust or newly issued share for no cash payment, subject to vesting and forfeiture provisions. The DSU participant has no right or interest in any share until the DSU is exercised. Performance share units ("PSU") are structured like DSUs or RSUs with performance hurdles that must be met before the underlying share or cash equivalent will be delivered. The MEREP awards will vest over periods from three to five years for most Executive Directors, three to seven years for members of the Executive Committee and Designated Executive Directors (members of the Operations Review Committee and other Executive Directors with significant management or risk responsibility) and two to four years for other staff, including staff promoted to a Director level. The shares issued will be fully paid ordinary Macquarie Group Limited shares (symbol: MQG, listed on the Australian Securities Exchange) and will be issued to the MEREP trustee at the closing price of MGL shares on the day before the awards are issued.

For profit share awards representing 2015 retention, the conversion price was the volume weighted average price from May 18, 2015 up to and including the date of the allocation, which was July 6, 2015. That price was calculated to be AUD 80.68 (USD $59.35) per share. Share based compensation is measured based on fair value, determined by the grant-date fair value price. The weighted average fair value of the awards granted during the financial year was AUD 81.54 (USD

$59.98) per share. Vesting for retained deferred profit share awards is five years, transitional awards vest after seven years and retained profit share awards vest after three years. They are also subject to forfeiture in certain circumstances.

The following is a summary of awards which have been granted pursuant to the MEREP:

Non-vested shares at beginning of year	2,498,190
Vested shares during the year	(908,428)
Shares granted during the year	592,306
Shares forfeited during the year	(199,957)
Non-vested shares transferred out	(86,789)
Non-vested shares at end of year	1,895,322

12. Related Party Transactions

The Company has transactions with the Parent and its affiliates that arise from both the daily operations of the Company and specific transactions, including the performance of administrative services and the execution of securities transactions.

Assets and receivables from the Parent and affiliated companies as of March 31, 2016 are comprised of the following:

Securities borrowed	$	425,650
Receivable from broker-dealers and clearing organizations		63,317
Receivable from affiliates		14,707,586
Dividends and interest receivable		551,137

Liabilities and payables to the Parent and affiliated companies as of March 31, 2016 are comprised of the following:

Payable to broker-dealers and clearing organizations	$	11,450,649
Securities loaned		299,525,191
Payable to parent and affiliates		40,266,324

The Company conducts a matched-book securities borrowing and securities lending business for which MBL is generally one of the counterparties.

The securities borrowing and lending counterparties may enter into a separate agreement with Macquarie Financial Holdings Limited ("MFHL") under which MFHL guarantees all monetary obligations of the Company under the Company's securities loan agreement with external counterparties. Accordingly, MFHL guarantees the payment of security interests, collateral and any other balance due and not paid under the Company's agreement with the counterparties. MFHL is required to pay the guaranteed amounts to the counterparties within five business days of a written demand from the parties. At March 31, 2016 and for the year then ended, there were no guarantee fees paid or outstanding.

13. Commitments and Contingencies

The Company acts as agent to execute and clear all of its Australian securities transactions through an Australian affiliate, Macquarie Capital Securities (Australia) Limited, and Asian

securities transactions through MBL Hong Kong branch. Pursuant to the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and is applied to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. As the liability is not estimable at March 31, 2016, the Company did not record a liability with regard to this obligation. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company has entered into a securities loan agreement with various third parties. Under the agreement, any of the parties may enter into transactions to lend securities to the other party against a transfer of collateral. Collateral can consist of cash, letters of credit, property, U.S. Treasury bills and notes as well as accounts in which property, securities or cash is deposited.

The Company is a member of a U.S. clearinghouse and as a member may be required to pay a proportionate share of the financial obligations of another member should that member default on its obligations. The Company's potential obligation is not quantifiable and may exceed the value of cash and securities held at the clearinghouse. As the likelihood of this is remote, no liability has been recorded on the Statement of Financial Condition.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and has not recorded an associated liability as of March 31, 2016.

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers, banks and broker-dealers.

14. Legal and Regulatory Matters

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's businesses. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. As at March 31, 2016, the Company has not identified any such matters which present loss contingencies which are both reasonably probable and estimable.

15. Net Capital Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Act that requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the Act, or $250,000. At March 31, 2016, the Company had net capital of $166,770,246 which was $166,520,246 in excess of the requirement of $250,000.

The Company is also subject to Rule 15c3-3 under the Act, which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. In accordance with Rule 15c3-3, the Company had cash and securities segregated for the exclusive benefit of customers at March 31, 2016. The amount of cash segregated for the exclusive benefit of customers was $7,000,000.

During the year ended March 31, 2016, the Company did not have assets in the proprietary accounts of its introducing brokers ("PAB"). As such, no cash or securities were required to be held in the reserve bank account at March 31, 2016 to comply with Rule 15c3-3.

16. Income Taxes

The Company is a member of a consolidated group for U.S. federal income tax purposes and a member of a combined group for state and local income tax purposes. Federal and state income taxes as well as benefits for federal and state net operating losses are allocated based on a formal tax sharing agreement between the Company and the Parent. All balances are settled with the Parent.

The consolidated federal and combined state and local tax returns are subject to audits by relevant taxing authorities. Currently, the IRS is examining the U.S. federal consolidated group for tax years ended March 31, 2012 and March 31, 2013. New York State is examining the combined group for tax years ended March 31, 2008 to March 31, 2012. New York City is examining the combined group for tax years ended March 31, 2008 to March 31, 2010. Utah State is examining the combined group for tax years ended March 31, 2012 to March 31, 2014.

Deferred taxes result from temporary differences between tax laws and financial accounting standards. These result in a net deferred tax asset of $17,523,014 which is included on the Statement of Financial Condition.

The tax sharing agreement in place for the U.S. consolidated group outlines the arrangements amongst the members with respect to federal taxes and is consistent with the federal tax consolidation rules. It outlines the allocation amongst the members of consolidated federal tax liabilities (where there is consolidated taxable income for an income year) or federal net operating losses (where there is a consolidated net operating loss for an income year).

Net Operating Loss

Members of the U.S consolidated group that contribute net operating losses are allocated a portion of the U.S. consolidated group's income tax liability to the extent members of the U.S. consolidated group contributed taxable income greater than contributed net operating losses. The member contributing a loss is due an amount equal to the loss that has been utilized to offset taxable income of the consolidated group.

Accounting for Uncertainty in Income Taxes

The Company accounts for uncertain tax positions by prescribing a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities for the year ended March 31, 2016.

As of March 31, 2016, there is no liability for tax related interest and penalties included within accrued expenses and other liabilities on the Company's Statement of Financial Condition.

17. Subsequent Events

The Company has evaluated subsequent events through May 27, 2016 the date the financial statements were available to be issued. The Company did not have any significant subsequent events to report.